                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                      ELEKTRO - ELETRICIDADE E SERVICOS S/A

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Elektro - Eletricidade e Servicos S/A, a Brazilian corporation ("ELEKTRO"), for the purpose of notifying the Securities and Exchange Commission that ELEKTRO is a "foreign utility company" under such
Section 33(a).

           CESP - Companhia Energetica de Sao Paulo, a Brazilian mixed capital corporation controlled by the State of Sao Paulo, Brazil, has conducted the privatization of ELEKTRO by auctioning 90% of the common shares of ELEKTRO, which represents 46.63% of the total stock of ELEKTRO. A certain subsidiary company of Enron described below is the successful bidder in that auction. The sale of the shares of ELEKTRO is expected to be completed in two separate phases:

           (1) On July 24, 1998 (the "First Closing Date"), Enron will indirectly (through such subsidiary company) pay for 31,066,042,404 shares of the common stock of ELEKTRO, which represents approximately 64% of the common shares and 33.16% of the total equity of ELEKTRO.

           (2) On August 25, 1998 (the "Second Closing Date"), Enron will be obligated to pay for certain shares of ELEKTRO not subscribed by other parties. If none of these other shares are subscribed by other parties, Enron's ownership interest in ELEKTRO will increase up to 90% of the common shares, which represents 46.63% of the total shares of ELEKTRO.

           Enron's indirect ownership of ELEKTRO will therefore be represented in the following manner. Enron owns 100% of the shares of Atlantic Commercial Finance, Inc., a Delaware corporation ("Atlantic"). Atlantic owns 100% of the shares in (a) Enron Brazil Power Holdings V Ltd., a Cayman Islands limited liability company ("Enron Brazil Power Holdings"), and (b) Enron Brazil Power Investments V Ltd., a Cayman Islands limited liability company ("Enron Brazil Power Investments"). Enron Brazil Power Holdings is the 99% quotaholder, and Enron Brazil Power Investments is the 1% quotaholder, of Terraco Participacoes Ltda., a Brazilian limitada ("Terraco"). On the First Closing Date, Terraco will pay for approximately 64% of the common stock of ELEKTRO. On the Second Closing Date, Terraco may own as much as 43,687,486,404 shares of ELEKTRO in the aggregate, which will represent 90% of the common shares and 46.63% of the total stock of ELEKTRO.

ITEM 1

           Set forth below is the following information for ELEKTRO: (a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas; and (d) to the extent known, the name of each person that will hold five percent or more of any class of its voting securities from and after the First Closing Date.

   (a)   Name:  Elektro - Eletricidade e Servicos S/A

   (b)   Business Address:  Rua Bela Cintra no 847 - 4o a 9o andares
                            Cerqueira Cesar - Sao Paulo/SP - 01415-000, Brazil

   (c) Description of Facilities: An 82.025 km-long transmission system for the distribution of electricity to 1,461 consumers throughout 223 municipalities in the State of Sao Paulo and municipalities in the State of Mato Grosso do Su, Brazil.

   (d) Shareholders : Aside from the seller, CESP - Companhia Energetica de Sao Paulo, to Enron's knowledge there will be no person holding 5% or more of any class of ELEKTRO's voting securities at the First Closing Date. Prior to the First Closing Date, the seller owned 100% of the common stock of ELEKTRO. In conjunction with the purchase by Enron, however, the seller is offering 10% of the voting shares to the employees of ELEKTRO. If the employees do not exercise their right to acquire such shares, the seller will retain this 10%. Also, certain shareholders of the seller are being offered a right to acquire approximately 26% of the common stock of ELEKTRO. If these other parties exercise this right to acquire such shares, Enron may know the ownership of such shares by the Second Closing Date.

ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of ELEKTRO, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of ELEKTRO.

           State Commission Certification. The certification of the Oregon Public Utilities Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENRON CORP.



                                  By: /s/ Peggy B. Menchaca
                                      ---------------------------------
                                  Name: Peggy B. Menchaca
                                       --------------------------------
                                  Title: Vice President and Secretary
                                        -------------------------------

                                   July 22, 1998




                                 -3-